UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 1, 2024

COFFEE HOLDING CO., INC.

(Exact name of registrant as specified in its charter)

Nevada	001-32491	11-2238111
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3475 Victory Boulevard, Staten Island, New York		10314
(Address of principal executive office)		(Zip Code)

Registrant’s telephone number, including area code: (718) 832-0800

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	JVA	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On April 1, 2024, Coffee Holding Co., Inc. (“JVA” or, the “Company”) reconvened and then further adjourned its Special Meeting of Shareholders (the “Reconvened Special Meeting”) being held for consideration and voting on, among other things, the approval of the merger and share exchange agreement, dated September 29, 2022, as amended, by and among the Company, Delta Corp Holdings Limited, a Cayman Islands exempted company (“Pubco”), Delta Corp Holdings Limited, a company incorporated in England and Wales (“Delta”), CHC Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Pubco, and each of the holders of ordinary shares of Delta as named therein (the “Merger Agreement”).

Present at the Reconvened Special Meeting, in person or by proxy, were holders of 3,488,932 shares of the Company’s common stock, representing approximately 61.1% of the voting power of the Company’s issued and outstanding shares of common stock as of February 20, 2024, which constituted a quorum for the transaction of business at the Reconvened Special Meeting.

The only proposal that was presented at the Reconvened Special Meeting was the proposal to adjourn the Reconvened Special Meeting to permit further solicitation and vote of proxies (the “Adjournment Proposal”).

The Company’s shareholders approved the Adjournment Proposal with the following vote:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
2,263,373	1,179,408	46,151	0

Accordingly, the Company adjourned the Reconvened Special Meeting until such date and time as the Company's board of directors (the "Board") shall determine in its sole discretion. According to the Company’s bylaws and applicable law, if the Board selects a date for the special meeting that is more than 60 days after March 28, 2024, which the Board anticipates it will do, the Company will set a new record date for determining shareholders entitled to receive notice of, and vote at, such reconvened meeting.

Important Information for Investors and Shareholders

This current report on Form 8-K is provided for informational purposes only and contains information with respect to the proposed business combination. This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This report does not constitute a proxy statement, prospectus or any equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

In connection with the proposed business combination, Pubco (named Delta Corp Holdings Limited or Delta Corp Holdings Ltd) has filed a registration statement on Form F-4 to the SEC (as amended, the “Registration Statement”), which has been declared effective and which includes a prospectus with respect to Pubco’s securities to be issued in connection with the proposed business combination and a proxy statement which has been distributed to holders of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement. The definitive proxy statement/prospectus was mailed to the Company’s shareholders as of the Record Date beginning on or about March 7, 2024.

INVESTORS AND SECURITY HOLDERS OF THE COMPANY’S, PUBCO AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Security holders and other interested persons may obtain free copies of the Registration Statement, definitive proxy statement/prospectus, and other relevant material (in each case when available) at the website maintained by the SEC at www.sec.gov. or by directing a request to: Coffee Holding Co., Inc. 3475 Victory Boulevard, Staten Island, New York 10314, Attn: Andrew Gordon, Chief Executive Officer.

Certain Information Regarding Participants in the Solicitation

JVA, Delta, Pubco and each of their directors, executive officers and certain other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the shareholders of JVA with respect to the proposed transaction and related matters. Information about the directors and executive officers of JVA, including their ownership of shares of JVA common stock, is included in the Registration Statement and the JVA’s Annual Report on Form 10-K for the year ended October 31, 2023, which was filed with the SEC on February 9, 2024. Additional information regarding the persons or entities who may be deemed participants in the solicitation of proxies from JVA shareholders, including a description of their interests in the proposed business combination by security holdings or otherwise, is included in the Registration Statement’s proxy statement/prospectus and other relevant documents filed or to be filed with the SEC by Pubco, or Coffee, when they become available. You may obtain free copies of these documents as described above.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding JVA, Pubco or Delta’s future results of operations and financial position, JVA, Pubco and Delta’s business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of JVA, Pubco and Delta, and the expected value of the combined company after the transactions, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of JVA’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to complete the transactions contemplated by the transaction agreement, including due to failure to obtain approval of the shareholders of JVA or other conditions to closing in the transaction agreement; the inability to obtain or maintain the listing of Pubco ordinary shares on Nasdaq following the transaction; the risk that the transactions disrupt current plans and operations of JVA as a result of the announcement and consummation of the transactions; the ability to recognize the anticipated benefits of the transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; costs related to the transactions; changes in applicable laws or regulations; the possibility that JVA, Pubco or Delta may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties to be identified in the proxy statement/prospectus relating to the transactions, including those under “Risk Factors” therein, and in other filings with the SEC made by JVA and Pubco. Moreover, JVA, Pubco, and Delta operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond JVA’s, Pubco’s or Delta’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. For these reasons, investors and other interested persons are cautioned not to put undue reliance on forward-looking statements. Neither JVA, Pubco, nor Delta undertake any obligation to update or revise these forward-looking statements, to reflect information, events, or otherwise after the date of this report, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COFFEE HOLDING CO., INC.

Date: April 2, 2024	By:	/s/ Andrew Gordon
	Name:	Andrew Gordon
	Title:	Chief Executive Officer